                                November 8, 1998



Stonington Acquisition Corp.
c/o  Stonington Partners, Inc.
767 Fifth Avenue
New York, New York 10153

Attention:    Mr. Robert F. End
              Mr. Robert J. Mylod

              Re: Credit Facilities for Acquisition of Global Motorsport Group, Inc.

Ladies and Gentlemen:

              You have advised us that Stonington Partners Inc. ("Stonington"), on behalf of Stonington Capital Appreciation 1994 Fund L.P. (the "Fund"; together with Stonington, the "New Investor Group") has formed Stonington Acquisition Corp., a newly-formed Delaware corporation ("Holdings"), for the purpose of acquiring (the "Acquisition") all of the outstanding capital stock (the "Shares") of Global Motorsport Group, Inc. ("GMG"). We understand that the Acquisition will be accomplished pursuant to the Agreement and Plan of Merger (the "Merger Agreement") among Holdings, GMG Acquisition Corp., newly-formed Delaware corporation and an indirect wholly-owned subsidiary of Holdings ("Acquisition Co."), and GMG through a cash tender offer (the "Tender Offer") by Acquisition Co. for up to 100% of the Shares at a price of 19.50 per Share followed by a merger of Acquisition Co. with and into GMG in which any Shares not tendered prior to such merger will be cancelled in exchange for a cash consideration equal to the Tender Offer price per Share and such merger to be immediately followed by a merger of Intermediate Holdings Inc., a Delaware corporation to be formed by Holdings and to be a direct wholly-owned subsidiary of Holdings ("Intermediate Holdings"), with and into GMG (such back-to-back mergers are collectively referred to herein as the "Merger"). We further understand that the Tender Offer will be conditioned on, among other things, the tender and purchase of at least that number of Shares required to permit Acquisition Co. to cause the Merger to occur (the "Minimum Shares"). Upon consummation of the Merger, GMG will be controlled, through Holdings, by the New Investor Group. As used herein, "Borrower" shall refer to Intermediate Holdings prior to the consummation of the Merger and to GMG upon consummation of the Merger.

              Each of Bankers Trust Company ("BTCo") and NationsBank, NA ("NB") is pleased to confirm its commitment to provide, severally but not jointly, $60.0 million of the up to $120.0 million of senior bank credit facilities described below. Such senior bank credit facilities will consist of a tranche A term loan of up to $55.0 million and a tranche B term loan of up to $15.0 million (collectively, the "Term Loan Facility") and a Revolving Credit Facility of up to $50.0 million, including a sublimit for letters of credit in an amount to be agreed upon (the "Revolving Credit Facility"; together with the Term Loan Facility, the "Credit Facilities"). BT

Alex Brown Incorporated, an affiliate of BTCo, and NationsBanc Montgomery Securities LLC, an affiliate of NB, will act as sole co-arrangers (collectively, the "Arrangers") to arrange for other banks, financial institutions and other "accredited investors" (as defined in SEC regulations; each such bank, financial institution and accredited investor, including BTCo and NB, being a "Lender" and, collectively, the "Lenders") to provide a portion of the Credit Facilities. BTCo will act as administrative agent for the Lenders (in such capacity, the "Administrative Agent") and NationsBanc Montgomery Securities LLC will act as syndication agent for the Lenders (in such capacity, the "Syndication Agent"; and together with the Administrative Agent, the "Agents"). Certain of the terms of the Credit Facilities are set forth in the Summary of Terms attached hereto as Annex A (the "Term Sheet"). You hereby agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly set forth in the Term Sheet and accompanying fee letter) will be paid in connection with the Credit Facilities unless you and we shall so agree. You also agree that the Arrangers shall be entitled, after consultation with you, to change the terms and conditions, pricing and structure of the Credit Facilities if the Arrangers determine that such changes are advisable to insure the successful syndication of the Credit Facilities; provided that the total amount of the Credit Facilities remains unchanged.

              We understand that the proceeds from the Term Loan Facility, together with up to (i) $23.8 million in borrowings under the Revolving Credit Facility, and (ii) not less than $80.0 million in cash common equity contributions (the "Equity Contribution"), which contributions may include up to $25.0 million in cash proceeds from the issuance of senior equity securities, which securities shall be in form and substance satisfactory to Agents, provided by the New Investor Group through Holdings or otherwise, will be used to pay the consideration for the Shares (including to retire outstanding stock options) pursuant to the Tender Offer and the Merger in an aggregate amount of approximately $108.3 million, to refinance existing indebtedness in the aggregate amount of approximately $53.0 million and expenses arising in connection therewith in an amount not to exceed $12.5 million. The foregoing transactions, including the Acquisition, the Tender Offer and the Merger, are referred to herein as the "Transactions". Upon consummation of the Tender Offer, none of the existing indebtedness of GMG and its subsidiaries will remain outstanding, except for up to $2.5 million in mortgage indebtedness (and related liens) and capital leases, in each case with terms and conditions satisfactory to the Agents. You have further advised us that upon consummation of the Tender Offer, the Revolving Credit Facility will also be used to provide for the working capital requirements and for such other corporate purposes of GMG and its subsidiaries as may be agreed upon.

              We have reviewed certain historical and pro forma financial statements of GMG arid its subsidiaries and have met with representatives of GMG and with members of the proposed management of GMG regarding the transactions contemplated hereby, and we are pleased to advise you that the results of our due diligence investigation of GMG and its subsidiaries to date are satisfactory. Each Agent's commitment is subject to there being no information relating to conditions or events not previously disclosed to us or relating to new information or additional developments concerning conditions or events previously disclosed to us which we believe may have a material adverse effect on the business, operations, properties, assets, liabilities, conditions (financial or otherwise) or prospects of Holdings, GMG and their respective subsidiaries. In addition, each Agent's commitment is subject to the accuracy and completeness of the Information and the Projections described in the immediately succeeding paragraph and the satisfaction of the conditions to be set forth in the definitive documentation relating to the Credit Facilities, including without limitation those conditions set forth in the Term Sheet. In the event that any of the conditions to the initial funding of the Credit Facilities are not met, Agents may, in their sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing.

              You hereby represent that, based on your review and analysis, to your knowledge (a) all information, other than Projections (as defined below), which has been or is hereafter made available to the Arrangers, the Agents or the other Lenders by the New Investor Group or GMG or any of their respective representatives in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by you in connection with the performance of your own due diligence and, as supplemented as contemplated by the next sentence, is (or will be, in the case of information made available after the date hereof) complete and correct in all material respects and does not (or will not, as the case may be) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (b) all financial projections concerning Holdings, GMG and their respective subsidiaries that have been or are hereafter made available to the Arrangers, the Agents or the other Lenders by the New Investor Group, GMG or any of their respective representatives in connection with the transactions contemplated hereby (the "Projections") have been (or will be, in the case of Projections made available after the date hereof) prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the closing date so that the representation and warranty in the preceding sentence is correct on the closing date. In arranging and syndicating the Credit Facilities, the Arrangers will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

              Stonington, as the management company of the Fund, hereby agrees to pay the reasonable costs and expenses (including the reasonable fees and expenses of counsel to the Agents, reasonable professional fees of consultants and other experts and reasonable out-of-pocket expenses of the Arrangers and the Agents, including without limitation syndication expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and the syndication of the Credit Facilities. Stonington, as the management company of the Firm, hereby further agrees to indemnify and bold harmless each of the Arrangers, the Lenders (including BTCo and NB) and each director, officer, employee, agent, attorney and affiliate thereof (each an "indemnified person") from and against any losses, claims, damages, liabilities or other expenses to which the Arrangers or a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the actions of the New Investor Group, GMG or any of their respective affiliates in connection with any of the Transactions, any of the statements contained in this letter or relating to the extension of the financing contemplated by this letter, or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated by this letter, and to reimburse each of the Arrangers, the Lenders and each indemnified person for any reasonable legal or other expenses incurred in connection with investigating defending or participating in any such investigation litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between the new Investor Group or any third party and the Arrangers, such Lender or any such indemnified person, and whether or not the Arrangers, such Lender or any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the extent that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of the Arrangers, such Lender or indemnified person. The obligations to indemnify each Arranger, each Lender and such indemnified persons and to pay such legal and other expenses shall remain effective until the initial finding under a definitive financing agreement and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. None of the Arrangers, the Agents or any other Lender shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter. The foregoing provisions of this paragraph shall be in addition to any rights that the Arrangers, the Agents, any Lender or any indemnified person may have at common law or otherwise.

              In connection with the services to be provided hereunder by the Agents, the Agents may employ the services of their respective affiliates. The Agents may share with such affiliates and such affiliates may share with the Agents, any information concerning holdings GMG and their respective affiliates; provided that the Agents and such affiliates agree to hold any non-public information confidential in accordance with their respective customary policies relating to non-public information. Any such affiliate so employed (and its directors, officers, employees, agents, attorneys and affiliates) shall be entitled to all of the benefits afforded to the Agents hereunder.

              You further acknowledge that the Agents and their respective affiliates may be providing or proposing to provide debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Agents and their respective affiliates will not use confidential information obtained from you or any of your affiliates by virtue of the transactions contemplated by this letter or their other relationships with you and your affiliates in connection with the performance by the Agents or their respective affiliates of service for such other companies, and the Agents and their respective affiliates will not finish any such information to such other companies. You also acknowledge that the Agents have no obligation to use any confidential information obtained from such other companies in connection with the transactions contemplated by this letter, or to furnish any such confidential information to you or any of your affiliates.

              This letter is confidential and shall not be disclosed by you to any person other than your accountants, attorneys and, to the extent approved by the Agents, other advisors, and to GMG and its accountants and attorneys and, to the extent approved by the Agents, other advisors, and then only on a confidential basis and in connection with the Acquisition and the related transactions contemplated herein. Notwithstanding the immediately preceding sentence, after your acceptance of this letter, you may disclose the terms and conditions of this letter and the Term Sheet (i) in filings with the SEC and other regulatory authorities and any stock exchange, (ii) in proxy and other materials disseminated to stockholders and other purchasers of securities of GMG, and (iii) in capital call materials disseminated to investors of the Fund. Additionally, you may make such disclosures of this letter as are required by law, regulation or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; provided that you will use your best efforts to notify us of any such disclosure prior to making such disclosure.

              Our offer will terminate at 5:00 PM (EST) on November 17, 1998, unless on or before that date you sign and return an enclosed counterpart of this letter together with an executed copy of the accompanying letter concerning certain fee arrangements. The Credit Facilities referred to herein shall in no event be available unless the Tender Offer described herein has been consummated on or prior to January 31, 1999.

              This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

                  [Remainder of page left intentionally blank]

              This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

                              Very truly yours,

                              BANKERS TRUST COMPANY


                              By: /s/ Victoria T. Page
                                 ------------------------
                              Title: Managing Director
                                    ---------------------

                              NATIONSBANK, N.A.


                              By: /s/ Elizabeth R. Borow
                                 -----------------------
                              Title: Managing Director
                                    --------------------

AGREED AND ACCEPTED
this 8th day of November, 1998

STONINGTON ACQUISITION CORP.


By: /s/ Robert F. End
   --------------------
Title: President
      -----------------

STONINGTON PARTNERS INC.,
on behalf of STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P., with respect to Stonington Acquisition Corp.'s and its subsidiaries' obligations to pay costs and expenses and their respective indemnity and other obligations set forth in this financing letter and the related fee letter only.


By: /s/ Robert F. End
   -------------------
Title: Partner
      ----------------

                          GLOBAL MOTORSPORT GROUP, INC.
                                SUMMARY OF TERMS
                                CREDIT FACILITIES

              The following summarizes selected terms of the senior bank credit facilities to be utilized in connection with the proposed acquisition (the "Acquisition") of Global Motorsport Group, Inc. ("GMG") and its subsidiaries by Stonington Partners, Inc. ("Stonington"), on behalf of Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), through GMG Acquisition Corp. ("Acquisition Co."), a Delaware corporation and an indirect wholly-owned subsidiary of Stonington Acquisition Corp. ("Holdings"), a Delaware corporation formed by Stonington. This Summary of Terms is intended merely as an outline of certain of the material terms of such senior bank credit facilities. It does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to such senior bank credit facilities and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein. All terms defined in the financing letter to which this Summary of Terms is attached and not otherwise defined herein shall have the same meanings when used herein.

I.            THE CREDIT FACILITIES

Borrower:               Intermediate Holdings, Inc., a Delaware corporation
                        ("Intermediate Holdings") to be formed by Holdings as a direct wholly-owned subsidiary of Holdings; upon consummation of the merger Acquisition Co. and GMG, and the immediately subsequent merger between intermediate holdings and GMG (such back-to-back mergers hereinafter referred to collectively as the "Merger"), the obligations of Intermediate Holdings will be assumed by GMG and all subsequent extensions of credit will be incurred by GMG (and any references to "Borrower" shall be to (i) Intermediate Holdings prior to the Merger and
                        (ii) thereafter, GMG as the surviving corporation in the Merger).

Arrangers:              BT Alex. Brown incorporated and NationsBanc Montgomery
                        Securities LLC, as sole arrangers (in such capacity, the "Arrangers").

Lenders: Bankers Trust Company ("BTCo"), NationsBank, N.A. ("NB") and a syndicate of banks, financial institutions and other accredited investors (the "Lenders").

Administrative Agent    BTCo (in such capacity, the "Administrative Agent").
for the Lenders:

Syndication Agent for   NationsBanc Montgomery Securities LLC (in such capacity,
the Lenders:            the "Syndication Agent"; and together with the
                        Administrative Agent, the "Agents").

Type and Amount:        The Credit Facilities shall consist of the
                        Term Loan Facility and the Revolving Credit Facility.

                        Term Loan Facility. The Term Loan Facility will consist of Tranche A Term Loans and the Tranche B Term Loans. The Lenders' commitment to lend the Tranche A Term Loans and the Tranche B Term Loans will terminate immediately upon consummation of the Tender Offer.

                        Tranche A Term Loans. The Tranche A Term Loans will have a final maturity date of five and one-half years after the date of the initial funding under the Credit Facilities (the "Closing Date") and be in an original principal amount of up to $55.0 million. Quarterly amortization will be required in aggregate annual amounts as follows:


                             Year                 Aggregate Amortization
                                                  ----------------------
                                                      (in millions)

                              1                           $0
                              2                           10
                              3                           10
                              4                           10
                              5                           15
                              5-1/2                       10
                                                          ---
                                                         $55


                        Tranche B Term Loans. The Tranche B Term Loans will have a final maturity date of seven years after the Closing Date and be in an original principal amount of up to $15.0 million. Quarterly amortization will be required in aggregate annual amounts equal to 1% of the original principal amount of the Tranche B Term Loans for the first six years after the Closing Date and the remaining balance will be amortized in equal quarterly installments during the seventh year.

                        Revolving Credit Facility. The Revolving Credit Facility will have a final maturity date of five and one-half years after the Closing Date and be in an original amount of up to $50.0 million under which revolving loans may be made and including a sublimit under which letters of credit may be issued up to an amount to be agreed upon. A portion on of the Revolving Credit Facility in an amount to be agreed upon shall be made available as a swingline facility.

Use of Proceeds:        The proceeds of the Term Loan Facility and up to $23.8
                        million of the Revolving Credit Facility, together with the cash proceeds of not less than $80.0 million in common equity contributions (the "Equity Contribution"), which proceeds may include up to $25.0 million in cash proceeds from the issuance of senior equity securities, which securities shall be in form and substance satisfactory to Agents (the "Senior Equity

                        Securities"), provided by Stonington and the Fund (collectively, the "New Investor Group") through Holdings or otherwise, shall be made available and shall be used as follows:

                        1. to pay the consideration for all of the outstanding shares (including to retire all outstanding stock option, other than any such stock options that are rolled over) of GMG in an aggregate amount of approximately $108.3 million pursuant to the Tender Offer and the Merger;

                        2. to repay all existing indebtedness of GMG and its subsidiaries under their existing credit agreement (the "Existing Credit Agreement") under which there is outstanding approximately $53.0 million; and

                        3. to pay fees and expenses in connection with the Transactions in an aggregate amount not to exceed $12.5 million.

                        After the date of the consummation of the Tender Offer, the Revolving Credit Facility will also be available to provide for the working capital requirements and such other general corporate purposes of GMG and its subsidiaries as may be agreed upon and, subject to a sublimit to be agreed upon, to issue standby letters of credit to support workers' compensation contingencies and for other corporate purposes to be agreed upon. To the extent that advances under the Revolving Credit Facility are made available by the Borrower to its direct or indirect subsidiaries, such intercompany borrowings shall be evidenced by promissory notes subordinated in right of repayment to the Credit Facilities (the "Intercompany Notes").

Guarantors:             The Credit Facilities will be guaranteed by Holdings.
                        Upon consummation of the Merger, the Credit Facilities will also be guaranteed by all direct and indirect domestic subsidiaries of the Borrower.

Security:               The Credit Facilities will be secured on a
                        first-priority perfected lien basis by Holdings' pledge of the stock of Intermediate Holdings and by Intermediate Holdings' pledge of the stock of Acquisition Co. and the Intercompany Notes. The
                        Intercompany Note between Intermediate Holdings and GMG will be secured by all existing and after-acquired personal property of GMG on a first priority perfected lien basis and such security interest in favor of Intermediate Holdings will be assigned by Intermediate
                        Holdings to the Administrative Agent on behalf of the Lenders.

                        Upon consummation of the Merger and assumption of the Credit Facilities by GMG, all extensions of credit to the Borrower and all guaranties of subsidiaries of the Borrower will be secured by all existing and after-acquired personal property of the Borrower and the subsidiary guarantors, including a pledge of 100% of the stock of all domestic subsidiaries of the Borrower and 65% of the stock of all foreign subsidiaries of Borrower.

                        Upon consummation of the Merger and assumption of the Credit Facilities by GMG, the Credit Facilities shall also be secured by first priority liens on all existing and after-acquired real property fee interests and all leasehold interests of the Borrower and the subsidiary guarantors, subject to exceptions to be agreed upon.

                        To effect such liens securing the Credit Facilities, Holdings, the Borrower, GMG and the subsidiary guarantors shall execute and deliver to the Administrative Agent all security agreements, pledge agreements, financing statements, deeds of trust, mortgages, collateral access agreements and other documents and instruments as are necessary to grant a first priority perfected security interest in and lien upon all such property of Holdings, the Borrower, GMG and the subsidiary guarantors, subject to customary permitted liens to be agreed upon.

                        The guaranty of Holdings will be secured by a pledge of the stock of the Borrower.

                        Negative pledge on all assets of Holdings, the Borrower and its subsidiaries, subject to exceptions to be agreed upon.

Interest Rates:         All amounts outstanding under the Credit Facilities
                        shall bear interest, at the Borrower's option, as follows:

                        A. With respect to the Tranche A Term Loans and the loans made under the Revolving Credit Facility, at the reserve adjusted EuroDollar Rate or the Base Rate plus, in each case, a margin which shall initially be 3.00% and 2.00% per annum, respectively, for the six-month period following the Closing Date and which shall thereafter be based on the ratio (the "Leverage Ratio") of consolidated total debt to consolidated EBITDA (to be defined) of the Borrower and its subsidiaries to be determined; and


                        B. With respect to the Tranche B Term Loans, at the reserve adjusted EuroDollar Rate or the Base Rate plus, in each case, a margin equal to 3.50% and 2.50% per annum.

                        Loans outstanding under the swingline facility shall bear interest at the rate applicable Base Rate Loans under the Revolving Credit Facility minus the commitment fee percentage in respect of the Revolving Credit Facility, and such outstanding loans shall not constitute usage of the Revolving Credit Facility for purposes of calculating the commitment fee.

                        As used herein, the terms "Base Rate" and "reserve adjusted EuroDollar Rate" shall have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted EuroDollar Rate ("EuroDollar Loans") shall be customary and appropriate for financings of this type. After the occurrence and during the continuation of an event of default, interest shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate ("Base Rate Loans") plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

Interest Payments:      Quarterly for Base Rate Loans; on the last day of
                        selected interest periods (which shall be 1, 2, 3 and 6 months) for EuroDollar Loans (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year.

Interest Rate           Within 90 days after the Closing Date, the Borrower will
Protection:             obtain interest rate protection, pursuant to interest
                        rate swaps, caps or other similar arrangements satisfactory to the Agents, against increases in interest rates with respect to a notional amount equal to not less than 50% of the aggregate amount of loans outstanding under the Term Loan Facility as of the Closing Date, such arrangements to remain in effect for a period of not less than two years after the Closing
                        Date.



Borrowing Base:         Availability of loans and letters of credit under the
                        Revolving Credit Facility will be limited to an amount equal to the lesser of (I) the aggregate commitments of the Lenders under the Revolving Credit Facility and (II) a borrowing base equal to the sum of (i) 85% of eligible receivables of GMG and its subsidiaries and (ii) 50% of eligible inventory of GMG and its subsidiaries valued at the lesser of cost or fair market value.

Letter of Credit Fee:   The letter of credit fee shall be a percentage equal to
                        the applicable margin for EuroDollar Loans under the Revolving Credit Facility, which shall be shared by all Lenders, and an additional 0.25% per annum, which shall be retained by the Lender issuing the letter of credit, in each case based upon the applicable percentage multiplied by the amount available from time to time for drawing under such letter of credit.

Commitment              For the first six-month period following the Closing
Fees:                   Date, commitment fees on the daily average unused
                        portion of the Revolving Credit Facility shall accrue from the Closing Date at a rate equal to 0.50% per annum. Thereafter, the commitment fee percentage shall be based on a grid to be determined based on the Borrower's Leverage Ratio. Commitment fees shall be computed on the basis of a 360-day year and payable quarterly in arrears and upon the maturity or termination of the Revolving Credit Facility.

Voluntary               The Credit Facilities may be prepaid in whole or in part
Prepayments and         without premium or penalty (EuroDollar Loans prepayable
Commitment              only on the last days of related interest periods or if
Reductions:             the Borrower pays all breakage costs) and the Lenders'
                        commitments relative thereto reduced or terminated upon such notice and in such amounts as may be agreed upon.
                        Voluntary prepayments of the Term Loan Facility shall be applied ratably to the Tranche A Term Loans and the Tranche B Term Loans and shall be applied on a pro rata basis to the scheduled installments thereof.

Mandatory               Following consummation of the Merger, the Borrower shall
Prepayments and         prepay the loans and/or the commitments under the
Commitment              Revolving Credit Facility shall be reduced (subject to
Reductions:             certain basket amounts to be agreed upon) in amounts
                        equal to:


                        Asset Sales Proceeds: 100% of the net after-tax cash proceeds of the sale or other disposition of any property or assets of Holdings, the Borrower or any of its subsidiaries (including insurance and condemnation proceeds), other than (a) net cash proceeds of sales or other dispositions of inventory in the ordinary course of business and (b) certain other exceptions to be negotiated, in each case payable no later than the first business day following the date of receipt;

                        Proceeds of Equity Offerings: 75% of the net cash proceeds received from the issuance of equity securities of Holdings, the Borrower or any of its subsidiaries, in each case payable no later than the first business day following the date of receipt;

                        Proceeds of Debt Issuances: subject to the provisions set forth below, 100% of the net cash proceeds received from certain issuances of debt securities by Holdings, the Borrower or any of its subsidiaries, in each case payable no later than the first business day following the date of receipt; and

                        Excess Cash Flow: 75% of excess cash flow (to be defined) for each fiscal year, payable within 90 days after the end of the applicable fiscal year.

                        All such amounts shall be applied to first the prepayment of the Term Loan Facility and thereafter to the prepayment of the Revolving Credit Facility and the reduction of the commitments thereunder and all such mandatory prepayments of the Term Loan Facility shall be applied ratably to the Tranche A Term Loans and to the Tranche B Term Loans; provided that during the first six months following the Closing Date the first $25.0 million in cash proceeds from the issuance of subordinated debt securities, the terms of which securities shall be satisfactory in form and substance to the Agents and Requisite Lenders (the "Permitted Mezzanine Financing"), shall be applied as follows: (a) $5.0 million to the prepayment of the Tranche A Term Loans; and (b) $20.0 million to redeem the Senior Equity Securities. Mandatory prepayments of the Term Loan Facility made pursuant to the preceding sentence shall be applied pro rata to the remaining scheduled installments of the Term Loan Facility. All other mandatory repayments shall be applied to the remaining scheduled installments of the Term Loan Facility in a manner to be determined.

                        Notwithstanding the foregoing, in the case of any mandatory prepayment to be applied to the Tranche B Term Loans, the Borrower may elect to offer the holders thereof the opportunity to waive the right to receive the amount of such mandatory prepayment. In the event any such holders elect to waive such right, 100% of the amount that would otherwise have been applied as a mandatory prepayment of the Tranche B Term Loans of such holders shall be applied to the prepayment of the Tranche A Term Loans.

Representations and     Customary and appropriate, including without limitation
Warranties:             due organization and authorization, enforceability,
                        financial condition, no material adverse changes, title to properties, liens, litigation, payment of taxes, no material adverse agreements, compliance with laws, employee benefit liabilities, environmental liabilities, perfection and priority of liens securing the Credit
                        Facilities, full disclosure, year 2000 compliance and the accuracy of all representations and warranties in the Definitive Acquisition Documents (as defined below under the heading "Acquisition Structure and Documentation").





 Covenants:             Customary and appropriate affirmative covenants,
                        including but not limited to covenants to deliver appraisals, title insurance and environmental reports relating to the real property securing the Credit
                        Facilities and a solvency opinion from an independent valuation consultant or appraiser, and negative covenants, including but not limited to limitations on other indebtedness, liens, investments, guarantees, restricted junior payments (dividends provided that after the mandatory prepayments of the Credit Facilities described in "Mandatory Prepayments and Commitment Reductions" above have been made, up to $20.0 million in proceeds of a Permitted Mezzanine
                        Financing may be used to redeem the Senior Equity
                        Securities, redemptions and payments on subordinated
                        debt), mergers and acquisitions, sales of assets, leases, transactions with affiliates, conduct of business, year 2000 compliance and other provisions customary and appropriate for financings of this type, including exceptions and baskets to be mutually agreed upon. Notwithstanding the foregoing, prior to the Merger, the Credit Facilities will not (i) prohibit the sale or other disposition of the Shares held by Acquisition Co. for cash at the fair value thereof so long as the proceeds are held as cash or approved cash equivalents and (ii) prohibit the creation or existence of any lien or encumbrance on or with respect to the Shares. Financial covenants will include a minimum interest coverage test, a maximum leverage test, a minimum EBITDA (to be defined) test, and a maximum capital expenditure test. Holdings shall agree to cause the Merger to occur as soon as practicable but in any event within 120 days after the consummation of the Tender Offer pursuant to the Definitive Acquisition
                        Documents, including in the event that not less than 90% of the Shares are tendered in the Tender Offer, causing a "short-form" merger to occur promptly following the payment for the Shares purchased in the Tender Offer.



Events of Default:      Customary and appropriate (subject to customary and
                        appropriate grace periods), including without limitation failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of guaranties, impairment of security interests in collateral, and "changes of control" (to be defined in a mutually agreed upon manner).

II. CONDITIONS TO LOANS

Certain Conditions      Conditions precedent to the initial funding of the
Precedent to Initial    Credit Facilities will include, without limitation, the
Funding:                following:


                        1. Satisfactory Documentation. The definitive documentation evidencing the Credit Facilities (the "Definitive Financing Documents") shall be prepared by counsel to the Agents and shall be in form and substance satisfactory to the Agents and the Lenders.

                        2. Corporate Structure, Management, etc. The corporate, capital and ownership structure and senior management of Holdings, GMG and their respective subsidiaries shall be satisfactory to the Agents and the Lenders in all respects.

                        3. Acquisition Structure and Documentation. The definitive documentation (including the Merger Agreement) relating to the Acquisition (including the Tender Offer and the Merger) (such documentation being the "Definitive Acquisition Documents") shall not have been amended, supplemented, waived or otherwise modified in any material respect after the date of the financing letter among Holdings, BTCo and NB without the prior written consent of the Agents; and the Definitive Acquisition Documents shall be in full force and effect as of the Closing Date.

                        4. Equity Capitalization. On or prior to the Closing Date, Acquisition Co. shall have received not less than $80.0 million from the Equity Contribution, which may include up to $25.0 million in cash proceeds from the issuance of the Senior Equity Securities, contributed by the New Investor Group through Holdings or otherwise. All equity securities of Holdings and the Borrower shall have terms and conditions satisfactory to the Agents and the Lenders. Upon consummation of the Acquisition, the New Investor Group shall, directly or indirectly, control the Borrower and its subsidiaries.

                        5. Consummation of Tender Offer. On the Closing Date, Acquisition Co. shall have acquired not less than the Minimum Shares pursuant to the Tender Offer and all other aspects of the Tender Offer shall have been consummated pursuant to the Definitive Acquisition Documents, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of the Agents. The Tender Offer and the financing thereof shall be consummated in compliance with all applicable laws and regulations (including, without limitation, Regulation U of the Board of Governors of the Federal Reserve System).

                        6. Discharge of Existing Debt. All of the outstanding existing indebtedness of GMG and its subsidiaries under the Existing Credit Agreement shall have been repaid in full, all commitments relating thereto shall have been terminated, and all liens and security interests related thereto shall have been terminated or released and no existing indebtedness of GMG and its subsidiaries shall remain outstanding, except for up to $2.5 million with respect to mortgage indebtedness (including any related liens) and capital leases, in each case with terms and conditions satisfactory to the Agents.

                        7. Certain Approvals and Agreements. All governmental and third party approvals necessary or advisable in connection with the Acquisition, the financings contemplated thereby and the continuing operations of the business of GMG and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Acquisition or the financing thereof.

                        8. Transaction Expenses. The Agents shall have received satisfactory evidence that the fees and expenses to be incurred in connection with the Acquisition and the related transactions will not exceed $12.5 million in the aggregate.

                        9. Security. The Administrative Agent, for the benefit of the Lenders, shall have been granted or arrangements have been made and all necessary documents and instruments have been delivered to grant to the Administrative Agent a perfected security interest in all assets to the extent described above wider the "The Credit Facilities Security".

                        10. Financial Statements. The Lenders shall have received (i) audited financial statements of GMG and its subsidiaries for the fiscal years ended January 31, 1998, 1997 and 1996, (ii) unaudited financial statements of GMG and its subsidiaries for the fiscal periods most recently ended prior to the Closing Date (including without limitation monthly financial statements for any such period of less than three months, (iii) a pro forma balance sheet of Holdings, GMG and its subsidiaries as of the Closing Date after giving effect to the Acquisition and the transactions contemplated hereby, and (iv) projected financial statements (including balance sheets and statements of operations, stockholders' equity and cash flows) of Holdings, GMG and its subsidiaries for the seven-year period after the Closing Date, all of the foregoing to be in form and substance satisfactory to the Agents and the Lenders.

                        11. No Material Adverse Change. Since January 31, 1998, there shall have occurred no material adverse change in the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of GMG and its subsidiaries, taken as a whole.

                        12. No Disruption of Financial and Capital Markets. There shall have been no material adverse change after the date hereof in the syndication markets for credit facilities similar in nature to the Credit Facilities, and there shall not have occurred and be continuing a material disruption of or material adverse change in the financial, banking or capital markets that would have an adverse effect on such syndication market, in each case as determined by the Agents in their sole discretion.

                        13. Additional Information. There shall have been no information relating to conditions or events not previously disclosed to the Agents or relating to new information or additional developments concerning conditions or events previously disclosed to the Agents which may have a material adverse effect on the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of Holdings, GMG and their respective subsidiaries. The results of the Agents' remaining legal, tax, regulatory and environmental investigations with respect to GMG and its subsidiaries, the Acquisition and the other transactions contemplated hereby shall be reasonably satisfactory in all material respects to the Agents.

                        14. Customary Closing Documents. All documents required to be delivered under Definitive Financing Documents, including customary legal opinions, financial condition certificates, corporate records, documents from public officials and officers' certificates, shall have been delivered.


Conditions to All       The conditions to all borrowings will include
Borrowings:             requirements relating to prior written notice of
                        borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for financings of this type.


III. MISCELLANEOUS

Syndication:            A syndicate of financial institutions will be arranged
                        by the Arrangers as promptly as practicable, BTCo and its affiliates will act as sole and exclusive
                        Administrative Agent, collateral agent and co-arranger for the Credit Facilities, NB and its affiliates will act as sole and exclusive Syndication Agent and co-arranger for the Credit Facilities, Stonington and GMG shall cooperate with the Agents and the Arrangers in the syndication of the Credit Facilities (such cooperation to include, without limitation, participating in meetings with the Lenders and assisting in the preparation of a Confidential
                        Information Memorandum and other materials to be used in connection with such syndication) and shall provide and cause their respective advisors to provide all information reasonably deemed necessary by the Arrangers to successfully complete such syndication. Stonington and GMG also agree to coordinate any other financings by Holdings, GMG or any of their respective affiliates with the Arrangers' primary syndication efforts relating to the Credit Facilities. Stonington's and GMG's assistance in connection with the syndication of the Credit
                        Facilities will also include, if the Arrangers request, reallocating, in a mutually acceptable manner, amounts between the Tranche A Term Loans and the Tranche B Term
                        Loans (and adjusting the amortization thereof in a manner mutually acceptable), if, in the Arrangers' judgment (after consultation with Stonington and GMG), such a reallocation would result in a more successful syndication; provided that the aggregate principal amount of the Credit Facilities will not be reduced below the amount contained in the commitment letter to which this Summary of Terms is attached.

                        The Lenders may assign all or, in an amount of not less than $5.0 million (or such lesser amount as may constitute the assigning Lender's entire commitment), any part of their shares of the Credit Facilities to their affiliates, to other Lenders, or to one or more banks or other entities that are eligible assignees (to be defined in the Definitive Financing Documents) which are acceptable to Stonington and the Agents) such consent not to be unreasonably withheld, and upon such assignment any such affiliate, bank or entity shall become a Lender for all purposes of the Definitive Financing Documents; provided that assignments made to affiliates and other Lenders shall not be subject to the $5.0 million minimum assignment requirement. The Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their shares of the Credit Facilities.

Requisite Lenders:      Requisite Lenders shall mean Lenders holding in the
                        aggregate more than 50% of the commitments under the Credit Facilities.

Taxes, Reserve          All payments are to be made free and clear of any
Requirements            present or future taxes (other than franchise taxes and
& Indemnities:          taxes on overall net income), imposts, assessments,
                        withholdings, or other deductions whatsoever. Foreign
                        Lenders shall furnish to the Administrative Agent (for delivery to the Borrower) appropriate certificates or other evidence of exemption from U.S. federal income tax withholding.

                        The Borrower and its subsidiaries shall indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed in each case subject to customary increased costs, capital adequacy and similar provisions.

Governing Law and       The Borrower and its subsidiaries will submit to the
Jurisdiction:           nonexclusive jurisdiction and venue of the federal and
                        state courts of the State of New York and will waive any right to trial by jury. New York law shall govern the Definitive Financing Documents.

Agents' Counsel:        O'Melveny & Myers LLP.